UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

AutoWeb, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05335B100
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 400
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05335B100	13D	Page 2 of 12
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,124,091 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,124,091 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,091 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.00%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated based on 14,051,149 shares of common stock, par value $0.001 per share, outstanding as of May 13, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022, of AutoWeb, Inc.

CUSIP No. 05335B100	13D	Page 3 of 12
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,124,091 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,124,091 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,091 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.00%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 14,051,149 shares of common stock, par value $0.001 per share, outstanding as of May 13, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022, of AutoWeb, Inc.

CUSIP No. 05335B100	13D	Page 4 of 12
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,124,091 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,124,091 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,091 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.00%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 14,051,149 shares of common stock, par value $0.001 per share, outstanding as of May 13, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022, of AutoWeb, Inc.

CUSIP No. 05335B100	13D	Page 5 of 12
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,640 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,640 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 14,051,149 shares of common stock, par value $0.001 per share, outstanding as of May 13, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022, of AutoWeb, Inc.

CUSIP No. 05335B100	13D	Page 6 of 12
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,430 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,430 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,430 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 14,051,149 shares of common stock, par value $0.001 per share, outstanding as of May 13, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022, of AutoWeb, Inc.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on May 24, 2021, as amended on August 9, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a)	Name This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	Jeffrey R. Geygan, who serves as the chief executive officer and a director of GVIC;
(iii)	James P. Geygan, who serves as the chief operating officer of GVIC;
(iv)	Stacy A. Wilke, who serves as the chief financial officer of GVIC; and
(v)	Kathleen M. Geygan, who serves as a director of GVIC.

GVIC, Jeffrey R. Geygan, James P. Geygan, Stacy A. Wilke, and Kathleen M. Geygan are referred to collectively as the “Reporting Persons.”

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke and Ms. Geygan each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC.

Mr. Jeffrey Geygan and Ms. Geygan are the directors of GVIC. Mr. Jeffrey Geygan, Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC.

(b)	Residence of Business Address The address of the principal business and principal office of each of the Reporting Persons is 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal occupation of Jeffrey R. Geygan is acting as the chief executive officer of GVIC.

The principal occupation of James P. Geygan is acting as the chief operating officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

(d)	Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship Jeffrey R. Geygan, James P. Geygan, Stacy A. Wilke, and Kathleen M. Geygan are citizens of the United States of America. GVIC is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 1,124,091 shares of Common Stock acquired was approximately $2,980,080.36 (excluding commissions).

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On May 19, 2022, the Reporting Persons entered into an Amended and Restated Tax Benefit Preservation Plan Exemption Agreement (the “Exemption Agreement Amendment”) with the Issuer pursuant to which the Reporting Persons received an exemption to the Issuer’s Tax Benefit Preservation Plan, dated May 26, 2010, as amended on April 14, 2014, April 13, 2017, and March 31, 2020 (the “Plan”), which generally prohibits stockholders from acquiring 4.90% or more of the Issuer’s outstanding Common Stock. Pursuant to the Exemption Agreement Amendment, the Reporting Persons are permitted to acquire aggregate beneficial ownership of up to 8.00% of the outstanding Common Stock.

Pursuant to the Exemption Agreement dated May 12, 2021, and the Exemption Agreement Amendment, for so long as each remains in effect, at each meeting of stockholders, the Reporting Persons agreed to cause any and all of the Exemption Shares to be counted as present thereat for purposes of establishing a quorum and to vote such Exemption Shares the same proportion (for or against) as the shares actually voted for or against such matters by the stockholders of the Issuer (other than the Reporting Persons). The Reporting Persons also granted representatives of the Issuer irrevocable proxies to vote the Exemption Shares in accordance with the foregoing sentence. Exemption Shares, as previously defined, shall mean the portion of shares of Common Stock owned by the reporting person that equals (i) 4.90% of the shares of Common Stock outstanding as of May 12, 2021 minus (ii) one (1) share of Common Stock. The Reporting Persons also agreed to certain restrictions such as not nominating any person to the Board or otherwise acting, alone or in concert with others, to seek to control or influence the management, Board or policies of the Issuer; provided that the Reporting Persons may seek privately with the Board or the Issuer’s Chief Executive Officer to influence the decisions made by the existing management.

The Exemption Agreement Amendment will terminate upon the earliest to occur of (i) the written consent of the parties thereto, (ii) the termination of the Plan, unless a substitute or successor tax benefit preservation or other stockholder rights plan is implemented, or (iii) the Reporting Persons’ collective beneficial ownership falling below 4.90% of the outstanding shares. The foregoing description of the Exemption Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Exemption Agreement Amendment, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.

The Reporting Persons have entered into discussions with the Issuer and the Issuer’s financial advisor regarding the potential for the Reporting Persons to extend financing to the Issuer and obtaining commensurate governance rights. Such discussions are preliminary and have not yet resulted in any agreement or understanding between the Reporting Person, the Issuer, and/or the Issuer’s financial advisor concerning financing arrangements or governance rights.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b)            The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on May 24, 2022, the Reporting Persons beneficially owned 1,124,091 shares of Common Stock, representing approximately 8.00% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 14,051,149 shares of common stock outstanding as of May 13, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022, of the Issuer.

Mr. Jeffrey Geygan, as an officer and director of GVIC, and Mr. James Geygan, as an officer of GVIC, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by GVIC, and may be deemed to be the indirect beneficial owner of such shares. Mr. Jeffrey Geygan and Mr. James Geygan disclaim beneficial ownership of such shares for all other purposes.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

Exhibit Number	Description
1	Joint Filing Agreement, dated May 21, 2021.*
2	Amended and Restated Tax Benefit Preservation Plan Exemption Agreement, dated May 19, 2022.

________________________

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 24, 2022

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ James P. Geygan
James P. Geygan

/s/ Kathleen M. Geygan
Kathleen M. Geygan

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on May 24, 2022. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price per Share
GVIC	05/20/2022	Purchase of Common Stock	253,880	$0.62(1)

(1) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

None of Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, or Ms. Geygan has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of AutoWeb, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 21, 2021

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ James P. Geygan
James P. Geygan

/s/ Kathleen M. Geygan
Kathleen M. Geygan